UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8841

NextEra Energy, Inc. Employee Retirement Savings Plan

(Full title of the plan)

NextEra Energy, Inc.

(Name of issuer of the securities held pursuant to the plan)

700 Universe Boulevard

Juno Beach, Florida 33408

(Address of principal executive office)

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Crowe LLP Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Employee Benefit Plans

    Administrative Committee

NextEra Energy, Inc. Employee Retirement Savings Plan

Juno Beach, Florida

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of NextEra Energy, Inc. Employee Retirement Savings Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of NextEra Energy, Inc. Employee Retirement Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe LLP

We have served as the Plan’s auditor since 2007.

Oak Brook, Illinois

June 24, 2022

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2021 AND 2020

	December 31, 2021
	Participant-	Nonparticipant-
	Directed	Directed	Total
ASSETS
Investments, at fair value (see Note 6)
Registered investment companies	$363,911,865	$11,502,602	$375,414,467
Collective trust funds	2,366,486,194	—	2,366,486,194
Preferred stock	586,959	—	586,959
Common stock other than NextEra Energy, Inc. common stock	747,495,833	—	747,495,833
NextEra Energy, Inc. common stock	787,572,292	2,320,176,800	3,107,749,092

Total investments, at fair value	4,266,053,143	2,331,679,402	6,597,732,545
Investments, at contract value (see Note 7)	272,505,589	—	272,505,589

Total investments	4,538,558,732	2,331,679,402	6,870,238,134

Receivables
Participant loans	70,465,497	—	70,465,497
Pending trades due from brokers	2,561,982	—	2,561,982
Employer contributions	—	2,133,834	2,133,834
Other receivables	717,827	521,406	1,239,233

Total receivables	73,745,306	2,655,240	76,400,546
Non-interest bearing cash	—	10,072	10,072

Total assets	4,612,304,038	2,334,344,714	6,946,648,752

LIABILITIES
Pending trades due to brokers	2,911,514	—	2,911,514
Other payables	4,497,315	92,528	4,589,843

Total liabilities	7,408,829	92,528	7,501,357

NET ASSETS AVAILABLE FOR BENEFITS	$4,604,895,209	$2,334,252,186	$6,939,147,395

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2021 AND 2020

	December 31, 2020
	Participant-	Nonparticipant-
	Directed	Directed	Total
ASSETS
Investments, at fair value (see Note 6)
Registered investment companies	$465,863,497	$12,927,819	$478,791,316
Collective trust funds	1,960,916,880	—	1,960,916,880
Preferred stock	2,716,992	—	2,716,992
Common stock other than NextEra Energy, Inc. common stock	725,850,189	—	725,850,189
NextEra Energy, Inc. common stock	730,052,112	2,041,564,947	2,771,617,059

Total investments, at fair value	3,885,399,670	2,054,492,766	5,939,892,436
Investments, at contract value (see Note 7)	314,305,072	—	314,305,072

Total investments	4,199,704,742	2,054,492,766	6,254,197,508

Receivables
Participant loans	72,150,958	—	72,150,958
Pending trades due from brokers	2,779,946	—	2,779,946
Employer contributions	—	1,960,004	1,960,004
Other receivables	1,015,749	1,453	1,017,202

Total receivables	75,946,653	1,961,457	77,908,110

Total assets	4,275,651,395	2,056,454,223	6,332,105,618

LIABILITIES
Pending trades due to brokers	7,743,668	—	7,743,668
Other payables	3,366,091	66,061	3,432,152

Total liabilities	11,109,759	66,061	11,175,820

NET ASSETS AVAILABLE FOR BENEFITS	$4,264,541,636	$2,056,388,162	$6,320,929,798

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2021

	Participant-	Nonparticipant-
	Directed	Directed	Total
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net appreciation in fair value of investments	$546,880,714	$408,684,663	$955,565,377
Interest income	7,220,734	—	7,220,734
Dividend income	30,483,597	39,442,707	69,926,304

Net investment income	584,585,045	448,127,370	1,032,712,415
Contributions
Participant	179,902,086	—	179,902,086
Employer - NextEra Energy, Inc. common stock	—	66,365,485	66,365,485
Rollovers	21,750,503	—	21,750,503

Total contributions	201,652,589	66,365,485	268,018,074
Transfer from/to nonparticipant-directed investments	52,437,682	2,835,593	55,273,275

Total net additions	838,675,316	517,328,448	1,356,003,764

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefit payments to participants and beneficiaries	496,237,622	186,643,413	682,881,035
Management and administrative expenses	5,487,022	383,329	5,870,351
Transfer from/to participant-directed investments	2,835,593	52,437,682	55,273,275

Total deductions	504,560,237	239,464,424	744,024,661

NET INCREASE	$334,115,079	$277,864,024	$611,979,103

INTERPLAN TRANSFER (see Note 1)	$6,238,494	$—	$6,238,494
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2020	$4,264,541,636	$2,056,388,162	$6,320,929,798

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2021	$4,604,895,209	$2,334,252,186	$6,939,147,395

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

1. Description of the Plan

The following description of the NextEra Energy, Inc. Employee Retirement Savings Plan (the Plan) provides only general information. Participating employees (Participants) should refer to the Summary Plan Description (SPD) (as updated periodically through Summaries of Material Modifications) for a more complete description of the Plan and up-to-date information regarding participating subsidiaries and differing vesting, employer contribution and employee contribution schedules.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan includes a cash or deferred arrangement (Pretax Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code). The Pretax Option permits Participants to defer federal income taxes on their contributions (Pretax Contributions) until such contributions are distributed from the Plan.

Most employees of NextEra Energy, Inc. (the Company/Employer) and its subsidiaries are eligible to participate in the Plan on the first day of the month coincident with the completion of one full month of service with the Company or its subsidiaries or on the first day of any payroll period thereafter.

The Plan contains employee stock ownership plan (ESOP) provisions. The ESOP component is a stock bonus plan within the meaning of U.S. Treasury Regulation Section 1.401-1(b)(1)(iii), which is qualified under Section 401(a) of the Code and is designed to invest primarily in the common stock, par value $.01 per share, of the Company (Company Stock).

The Plan has a dividend payout program which enables Participants to choose how their dividends on certain shares of Company Stock held in the Plan are to be paid. The options available to Participants include reinvestment of dividends in Company Stock or distribution of dividends in cash.

The Company’s Board of Directors approved a four-for-one stock split of Company Stock effective October 26, 2020. Participants’ account balances did not change as a result of the stock split.

Trustee

Fidelity Management Trust Company (Trustee) administers the NextEra Energy, Inc. Employee Retirement Savings Plan Trust (Trust) established to hold the assets and liabilities of the Plan.

Administration of the Plan

The Plan is intended to qualify as a participant directed account plan under Section 404(c) of ERISA. The Employee Benefit Plans Administrative Committee (as appointed by the Employee Benefits Advisory Committee of the Company) is the named fiduciary responsible for the general operation and administration of the Plan (but not management or control of Plan assets), and the Employee Benefit Plans Investment Committee (as appointed by the Employee Benefits Advisory Committee of the Company) is the named investment fiduciary, but is not directly responsible for the management and control of the Plan assets. The Employee Benefits Advisory Committee acts on behalf of the Company as the Plan Sponsor, as defined by ERISA. Fidelity Workspace Services LLC (Fidelity) provides recordkeeping services with respect to the Plan.

Employee Contributions

The Plan allows for combined pretax and/or Roth after-tax contributions by eligible employees up to the limit under Code Section 402(g), in whole percentages of up to 50% of their eligible earnings, as defined by the Plan (50% Limit). In addition, eligible employees age 50 or older who contributed the maximum annual amount allowable under the pretax and/or Roth after-tax options in the Plan have the option of contributing an additional pretax catch-up contribution or Roth catch-up contribution in accordance with Code Section 414(v). The Plan also allows for traditional after-tax contributions up to the 50% Limit. Participants may also make rollover contributions which represent distributions from other qualified plans or individual retirement accounts.

Eligible employees are automatically enrolled in Pretax Contributions unless such employees revoke or modify their Pretax Contribution election within 60 days of their date of hire or rehire. The Plan also has an automatic increase feature whereby eligible employees’ deemed Pretax Contributions are increased by 1% each year up to a maximum of 10% unless the eligible employee revokes or otherwise modifies their Pretax Contribution election.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Participants can elect to invest in any combination of different investment options offered under the Plan. Participants may change their investment elections daily, subject to Fidelity’s excessive trading policy and the Plan’s limitations on investments in Company Stock.

Employer Contributions

The Company provides matching contributions through the ESOP in the form of Company Stock. Participants should refer to the SPD for the employer contribution schedules.

Forfeitures

Forfeitures of nonvested Company matching contributions due to termination of employment may be used to restore amounts previously forfeited or to reduce the amount of future Company matching contributions to the Plan or may be applied to administrative expenses. Forfeitures used to reduce Employer contributions in 2021 totaled $2,835,593 and forfeitures applied to administrative fees in 2021 totaled $411,539. At December 31, 2021 and 2020, the balance of the forfeiture account was $133,581 and $27,333, respectively.

Vesting

Participants are immediately 100% vested in employee contributions. Participants should refer to the SPD for the vesting schedules for Company matching contributions. Upon death, total and permanent disability, or certain other circumstances an employee may become 100% vested. In addition, in certain circumstances, such as acquisitions or divestitures, the Plan may recognize previous service for vesting purposes.

Participant Loans

In general, each Participant may borrow from his or her account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the account (reduced by any outstanding loans), whichever is less. The vested portion of a Participant’s account will be pledged as security for the loan. Participants may not have more than two loans outstanding from the Plan at any time. Most Participant loans have a fixed annual interest rate based on the prime rate which is updated quarterly. Loans outstanding at December 31, 2021 carry an interest rate of 3.25% to 7.25% and mature between 2022 and 2035. Participants should refer to the SPD for a description of eligible participant loans.

Benefit Payments and Withdrawals

Withdrawals by Participants from their accounts during their employment are permitted with certain penalties and restrictions. The penalties may limit a Participant’s contributions to the Plan for varying periods following a withdrawal. Upon termination from employment, Participants are eligible to receive a distribution of the full value of their vested account balance. Terminated Participants can elect to receive a full payment, partial payments, or installments over a period of up to ten years.

Administrative Expenses

The Company pays a portion of the administrative expenses of the Plan. Additionally, Plan participants pay a fee of $55 per year to cover some of the administrative expenses of the Plan. All other expenses are paid directly by the Plan through forfeitures. Any fees paid directly by the Company are not included in the financial statements.

CARES Act

As a result of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) enacted on March 27, 2020, the plan administrator implemented new CARES Act options including withdrawal provisions, loans, and temporary waiver of required minimum distributions.

Plan Merger

On March 31, 2021, the Company acquired Gridliance Management, LLC (Gridliance). Subsequently, the Gridliance 401(K) Profit Sharing Plan & Trust was merged with and into the Plan resulting in an interplan transfer of all of Gridliance’s accounts and outstanding loans in the amount of $6,238,494.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are reported at fair value, except for the fully benefit-responsive investment contracts, which are reported at contract value. Fair value measurement guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy intended to disclose information about the relative reliability of fair value measurements, with the highest priority being unadjusted quoted prices in active markets for identical assets or liabilities.

In some cases, a valuation approach used to measure fair value may include inputs from multiple levels of fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The Plan recognizes transfers into and out of fair value hierarchy levels at the beginning of the period.

The following are descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments held by the Plan.

Registered investment companies (mutual funds), Company Stock, preferred stock and common stock: Investments in shares of registered investment companies are valued at quoted market prices in active markets (Level 1 inputs), which represent the net asset value of such shares at year-end. Investments in shares of actively traded money market mutual funds are stated at the net asset value of such shares held at year-end (Level 1 inputs). Company Stock and other publicly traded common stock are valued at their quoted market price in active markets (Level 1 inputs). Certain common stock is valued at its quoted market price less a lockup discount (Level 2 inputs). Certain common stock and preferred stock are valued using significant unobservable inputs (Level 3 inputs).

Collective trust funds: The fair values of participation units held in collective trust funds are based on the net asset value per unit share reported by the fund manager as of the financial statement dates and on recent transaction prices (Level 2 inputs). Each collective trust fund provides for daily redemptions reported at net asset value per unit share, with no advance notice requirement.

The following is a description of the valuation methods and assumptions used by the Plan to report the contract value of the fully benefit-responsive synthetic guaranteed investment contracts held by the Plan.

Investment contracts (wrapper contracts): The Managed Income Fund holds fully benefit-responsive investment contracts (wrapper contracts) (see Note 7) with various insurance companies and financial institutions in order to provide Participants with a stable, fixed-rate of return on investments and protection of principal from changes in market interest rates. The crediting interest rate resets monthly and is based on an agreed upon formula with the issuers but cannot be less than zero. The key factors that influence future rates could include the following: the level of market interest rates, the difference between the fully benefit-responsive investment contracts’ book and market values, the amount and timing of Participant contributions, transfers and withdrawals into/out of the fully benefit-responsive investment contracts, and the duration of the underlying investments backing the fully benefit-responsive investment contracts.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

The Managed Income Fund is comprised of synthetic guaranteed investment contracts, each of which is valued at contract value. Each synthetic guaranteed investment contract consists of a wrapper contract and the underlying investments of the wrapper contract which are primarily debt securities. The underlying investments in the Managed Income Fund include U.S. Treasury notes, asset-backed and mortgage-backed securities, corporate bonds and government agency notes. The contracts are unallocated in nature and are fully benefit-responsive. Therefore, net assets available for benefits reflects the contract value of the Managed Income Fund. There are no reserves against contract values (which represent contributions made under the contract, plus earnings, less withdrawals and administrative expenses) for credit risk of the contract issuer or otherwise. Wrapper contracts provide the Managed Income Fund with the ability to use contract value accounting to maintain a constant $1.00 unit price. Wrapper contracts also provide for the payment of participant-directed withdrawals and exchanges at contract value (principal and interest accrued to date) during the term of the wrapper contracts. However, withdrawals prompted by certain events (e.g., layoffs, retirement during specified early retirement window periods, spin-offs, sale of a division, facility closings, plan terminations, partial plan terminations, changes in law or regulation, material breach of contract responsibilities, loss of the Plan’s qualified status, etc.) may be paid at fair value which may be less than contract value. Currently, management believes that the occurrence of an event that would cause the Plan to be paid at less than contract value is not probable. A contract issuer may terminate a wrapper contract at any time; however, if the fair value of the contract is less than the contract value, the contract issuer can either hold the contract until the fair value and contract value are equal or make up the difference between the two. If the funds in the wrapper contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

Investment Income Recognition

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the average cost method of the securities. The carrying amounts of securities held in Participants’ accounts are adjusted daily. Unrealized appreciation or depreciation is recorded to recognize changes in fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits distributed to Participants are recorded when paid.

Participant Loans

Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses and the loans are collateralized by the Participants’ account balances in the Plan. In general, repayments of principal and interest are received through payroll deductions.

3. Risks and Uncertainties

Investments

The Plan, in general, is exposed to various risks, many of which are beyond the control of the Plan Sponsor. Some such risks include risks around investment securities such as interest rate, credit, liquidity, and overall market volatility, which could result in changes in the value of such securities. Due to the level of risk associated with certain types of investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

4. Nonparticipant-Directed Investments

The “Nonparticipant-Directed” net assets of the Plan and changes therein represent Employer contributions into the ESOP component of the Plan. Participants have the option to reinvest nonparticipant-directed shares daily among any of the other investment options available under the Plan.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

5. Parties-In-Interest Transactions

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer, and certain others. Dividend income earned by the Plan includes dividends on Company Stock. In accordance with the Plan and the Company’s Dividend Reinvestment and Direct Stock Purchase Plan in which the Trustee participates, participants may elect to reinvest dividends in Company Stock or receive dividends in cash. During 2021, dividends on shares of Company Stock held in Participants’ accounts totaled $53,192,217.

During 2021, employer contributions of Company Stock credited to Participant’s accounts totaled $66,365,485 which equated to 841,729 shares. Realized gains on shares of Company Stock sold by Participants during 2021 totaled $13,021,519. At December 31, 2021 and 2020, the number of shares of Company Stock held in Participants’ accounts totaled 33,287,801 and 35,925,043, respectively, with a fair value of $3,107,749,092 and $2,771,617,059, respectively.

Certain fees were paid by the Plan to the managers of the investments held in the Plan and certain Plan investments are managed by an affiliate of the Trustee or investment advisors of the Plan. These transactions qualify as party in interest transactions. The Plan also pays for various administrative expenses to service providers which constitute party-in-interest transactions. Additionally, the Plan reimburses the Company for a portion of the costs incurred in the administration of the Plan which are considered party-in-interest transactions. Participant loans held by the Plan of $70,465,497 and $72,150,958 at December 31, 2021 and December 31, 2020, respectively, are also considered party-in-interest transactions.

6. Investments

The Plan’s financial assets and other fair value measurements made on a recurring basis by fair value hierarchy level are as follows:

	December 31, 2021
	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Participant-directed investments:
Registered investment companies	$363,911,865	$—	$—	$363,911,865
Collective trust funds	—	2,366,486,194	—	2,366,486,194
Preferred stock	—	—	586,959	586,959
Common stock other than NextEra Energy, Inc. common stock	719,047,229	26,678,455	1,770,149	747,495,833
NextEra Energy, Inc. common stock	787,572,292	—	—	787,572,292

Total participant-directed investments	1,870,531,386	2,393,164,649	2,357,108	4,266,053,143
Nonparticipant-directed investments:
Registered investment companies	11,502,602	—	—	11,502,602
NextEra Energy, Inc. common stock	2,320,176,800	—	—	2,320,176,800

Total nonparticipant-directed investments	2,331,679,402	—	—	2,331,679,402
Total investments in the fair value hierarchy	4,202,210,788	2,393,164,649	2,357,108	6,597,732,545

Investments at contract value				272,505,589

Total investments				$6,870,238,134

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

	December 31, 2020
	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Participant-directed investments:
Registered investment companies	$465,863,497	$—	$—	$465,863,497
Collective trust funds	—	1,960,916,880	—	1,960,916,880
Preferred stock	—	—	2,716,992	2,716,992
Common stock other than NextEra Energy, Inc. common stock	719,684,241	—	6,165,948	725,850,189
NextEra Energy, Inc. common stock	730,052,112	—	—	730,052,112

Total participant-directed investments	1,915,599,850	1,960,916,880	8,882,940	3,885,399,670
Nonparticipant-directed investments:
Registered investment companies	12,927,819	—	—	12,927,819
NextEra Energy, Inc. common stock	2,041,564,947	—	—	2,041,564,947

Total nonparticipant-directed investments	2,054,492,766	—	—	2,054,492,766
Total investments in the fair value hierarchy	3,970,092,616	1,960,916,880	8,882,940	5,939,892,436

Investments at contract value				314,305,072

Total investments				$6,254,197,508

7. Managed Income Fund

The contract value of fully benefit-responsive investment contracts was $272,505,589 and $314,305,072, respectively, at December 31, 2021 and 2020. The contract value of the fully benefit-responsive investment contracts includes cash of $1,911,914 and $5,607,314, respectively, at December 31, 2021 and 2020. Pending trades due from brokers related to fully benefit-responsive investment contracts were $0 and $1,129,718, respectively at December 31, 2021 and 2020. Pending trades due to brokers related to fully benefit-responsive investment contracts were $2,217,702 and $4,585,278, respectively at December 31, 2021 and 2020. The contract value of fully benefit-responsive investment contracts excludes short term investments in registered investment companies that are not covered by the wrapper contracts. These investments are reported at fair value in the amount of $5,099,712 and $4,962,362, respectively, at December 31, 2021 and 2020.

8. Income Taxes

On June 17, 2015, the Internal Revenue Service (IRS) made a favorable determination that the Plan meets the requirements of Section 401(a) of the Code. The Plan has been amended since receiving the favorable determination letter and due to expiry of the determination letter program, no new letter is expected. The Company and the plan administrator believe that the Plan is currently designed and operated in material compliance with the applicable requirements of the Code and that the Plan continues to be tax-exempt. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan meets the requirements of Section 401(k) of the Code allowing Pretax Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. Participants are given the option to receive dividend distributions on Company Stock in cash; all vested dividends earned by Participants are deductible by the Company.

Company matching contributions to the Plan on a Participant’s behalf, the Participant’s Pretax Contributions, and the earnings thereon generally are not taxable to the Participant until such Company matching contributions, Pretax Contributions, and earnings thereon are distributed or withdrawn. Participant’s Roth after-tax contributions and the earnings thereon generally are not taxable to the Participant if made as a qualified distribution. Earnings on traditional after-tax contributions are not taxable to the Participant until distributed or withdrawn. A loan from a Participant’s account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Accounting principles generally accepted in the United States of America require plan administrators to evaluate tax positions taken by the Plan. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, respectively, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine regulatory audits. An IRS audit for 2019 is currently in progress. The plan administrator believes it is no longer subject to tax audits for periods prior to 2019. A DOL audit was completed March 11, 2021 for plan years 2015 through 2018.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2021

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Cash and Cash Equivalents:
	USD (US Dollars)	1,911,914	**	$1,911,914

	Total Cash and Cash Equivalents		—	$1,911,914

	Common Stock:
	ADVANCED MICRO DEVICES INC	30,779	**	$4,429,098
	ALPHABET INC CL A	14,719	**	42,641,532
	ALPHABET INC CL C	6,172	**	17,859,237
	AMAZON.COM INC	13,643	**	45,490,401
	AMPHENOL CORPORATION CL A	75,100	**	6,568,246
	ANTHEM INC	6,143	**	2,847,526
	APPLE INC	176,843	**	31,402,011
	APTIV PLC	16,899	**	2,787,490
	ASML HLDG NV (NY REG SHS) NEW YORK REGISTERED SHARES	12,034	**	9,580,749
	AURORA INNOVATION INC	16,711	**	188,166
	AURORA INNOVATION INC CLASS B (180 DAY LOCK-UP)	61,803	**	626,312
	AVANTOR INC	128,397	**	5,410,650
	BECTON DICKINSON & CO	13,390	**	3,367,317
	BLOCK INC CL A	8,300	**	1,340,533
	CARVANA CO CL A	14,083	**	3,264,299
	CENTENE CORP	3,565	**	293,756
	CHIPOTLE MEXICAN GRILL INC	1,916	**	3,349,647
	CIGNA CORP	46,882	**	10,765,514
	COSTAR GROUP INC	733	**	57,929
	COUPANG INC A	75,474	**	2,217,426
	DOLLAR GENERAL CORP	27,273	**	6,431,792
	DOORDASH INC	4,862	**	723,952
	DRAFTKINGS INC CL A	46,904	**	1,288,453
	FARFETCH LTD CL A	42,217	**	1,411,314
	FISERV INC	69,538	**	7,217,349
	FORTINET INC	23,954	**	8,609,068
	GLOBAL PAYMENTS INC	57,254	**	7,739,596
	HASHICORP INC	4,438	**	404,035
	HCA HEALTHCARE INC	22,487	**	5,777,360
	HUMANA INC	9,287	**	4,307,868
	IAC/INTERACTIVECORP	19,418	**	2,538,127
	INGERSOLL RAND INC	87,493	**	5,413,192
	INTUIT INC	31,195	**	20,065,248
	INTUITIVE SURGICAL INC	30,566	**	10,982,364
	LIVE NATION ENTERTAINMENT INC	28,171	**	3,371,787
	LULULEMON ATHLETICA INC	9,854	**	3,857,348
	MAGIC LEAP INC A	719	**	13,805
	MARKETAXESS HLDGS INC	2,055	**	845,160
	MASTERCARD INC CL A	18,169	**	6,528,485
	MATCH GROUP INC	32,016	**	4,234,116
	META PLATFORMS INC CL A	88,898	**	29,900,842
	MICROSOFT CORP	166,038	**	55,841,900
	MONGODB INC CL A	8,830	**	4,674,160
	NETFLIX INC	16,316	**	9,829,411
	NIKE INC CL B	21,797	**	3,632,906
	NVIDIA CORP	29,090	**	8,555,660
	PAYPAL HLDGS INC	20,688	**	3,901,343
	PELOTON INTERACTIVE INC CL A	35,108	**	1,255,462
	RIVIAN AUTOMOTIVE INC	22,870	**	2,371,390
	RIVIAN AUTOMOTIVE INC (180 DAY LOCK UP)	279,167	**	26,052,144
	ROSS STORES INC	72,699	**	8,308,042
	S&P GLOBAL INC	7,732	**	3,648,963
	SALESFORCE.COM INC	57,854	**	14,702,437
	SCHWAB CHARLES CORP	27,715	**	2,330,831
	SENTINELONE INC	47,000	**	2,373,030
	SERVICENOW INC	13,067	**	8,481,920
	SHOPIFY INC CL A	1,254	**	1,727,247
	SNAP INC - A	157,062	**	7,386,626
	SNOWFLAKE INC CL A	1,534	**	519,642
	SPLUNK INC	26,019	**	3,010,919
	SPOTIFY TECHNOLOGY SA	29,097	**	6,809,571
	STRIPE INC CLASS B PP	9,148	**	382,569
	STRYKER CORP	37,214	**	9,951,768
	SYNOPSYS INC	15,091	**	5,561,033
	THE BOOKING HOLDINGS INC	2,183	**	5,237,519
	UIPATH INC A	56,578	**	2,440,209
	UNITEDHEALTH GROUP INC	28,887	**	14,505,318
	VERTEX PHARMACEUTICALS INC	17,156	**	3,767,458
	VISA INC CL A	44,735	**	9,694,522
	WARNER MUSIC GRP CORP CL A	26,547	**	1,146,299
	WORKDAY INC CL A	5,607	**	1,531,720

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2021

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	ZOOM VIDEO COMMUNICATIONS INC CL A	9,914	**	1,823,284
	NURO INC/CA SER C PC PP	47,663	**	993,570
	SILA NANOTECHNOLOGIES INC SER F 0% PC PP	9,212	**	380,205
	ABIOMED INC	14,733	**	5,291,652
	ALLBIRDS INC A	107,527	**	1,621,507
	AZENTA INC	9,601	**	989,959
	BIO TECHNE CORP	20,181	**	10,440,438
	COUPA SOFTWARE INC	30,770	**	4,863,199
	DOLBY LABORATORIES INC CL A	108,300	**	10,312,326
	ELASTIC NV	72,407	**	8,912,578
	FARFETCH LTD CL A	195,576	**	6,538,106
	GRACO INC	74,023	**	5,967,734
	GROCERY OUTLET HOLDING CORP	349,501	**	9,883,888
	LENDINGCLUB CORP	242,065	**	5,853,132
	LIBERTY BROADBAND CORP C	59,133	**	9,526,326
	LYFT INC	298,347	**	12,748,367
	NEVRO CORPORATION	79,671	**	6,458,928
	NEW YORK TIMES CO CL A	290,453	**	14,028,880
	OMNICELL INC	24,844	**	4,482,851
	PACIFIC BIOSCIENES OF CALI INC	473,736	**	9,692,639
	PAPA JOHNS INTL INC	34,687	**	4,629,674
	SAILPOINT TECHNOLOGIES HOLDING INC	100,876	**	4,876,346
	STITCH FIX	228,740	**	4,327,761
	TANDEM DIABETES CARE INC	83,778	**	12,610,265
	TWIST BIOSCIENCE CORP	58,457	**	4,523,987
	UPWORK INC	204,408	**	6,982,577
	VIMEO INC	253,964	**	4,561,193
	VROOM INC	220,902	**	2,383,533
	WIX.COM LTD	52,251	**	8,244,685
	WYNDHAM HOTELS & RESORTS INC	86,616	**	7,765,124
*	NEXTERA ENERGY, INC. (PARTICIPANT DIRECTED)	8,435,864	**	787,572,292
*	NEXTERA ENERGY, INC. (NON-PARTICIPANT DIRECTED)	24,851,937	$345,594,395	2,320,176,800

	Total Common Stock		$345,594,395	$3,855,244,925

	Preferred Stock:
	RAPPI INC SER E PFD PERP PP	9,111	**	$586,959

	Total Preferred Stock		—	$586,959

	Collective Trust Funds:
*	BLACKROCK RUSSELL 2000 INDEX FUND M	1,254,686	**	$39,308,822
*	BTC ACWI EX US IMI M	2,718,273	**	48,616,576
*	BTC EQUITY INDEX J	13,991,495	**	307,153,881
*	BTC RUSSELL 3000 M	5,417,714	**	148,602,480
*	BTC US DEBT INDEX M	4,841,871	**	62,429,149
*	COHEN & STEERS US REALTY SHARES B	3,375,288	**	79,251,770
*	LS CORE PL FXINC D	4,167,492	**	72,972,781
*	PIMCO DIVERSIFIED REAL ASSET TRUST	798,826	**	15,241,594
*	VANGUARD TARGET 2015	1,219,135	**	76,854,296
*	VANGUARD TARGET 2020	707,170	**	50,039,345
*	VANGUARD TARGET 2025	5,065,822	**	388,649,827
*	VANGUARD TARGET 2030	1,189,848	**	97,650,794
*	VANGUARD TARGET 2035	4,380,979	**	383,861,343
*	VANGUARD TARGET 2040	584,546	**	53,953,564
*	VANGUARD TARGET 2045	2,735,486	**	260,199,427
*	VANGUARD TARGET 2050	405,028	**	38,688,285
*	VANGUARD TARGET 2055	879,242	**	83,862,067
*	VANGUARD TARGET 2060	212,059	**	12,178,559
*	VANGUARD TARGET 2065	337,563	**	11,969,983
*	VANGUARD TARGET INC	834,419	**	45,375,696
*	BLACKROCK RUSSELL 2000 ALPHA TILTS FUND F	3,722,117	**	77,678,730
*	SSBK GOVERNMENT STIF FUND (US LARGE CAP GROWTH FUND)	5,186,560	**	5,186,560
*	SSBK STIF FUND (SMALL MID CAP GROWTH FUND)	6,760,664	**	6,760,665

	Total Collective Trust Funds		—	$2,366,486,194

	Registered Investment Companies:
*	AF EUROPAC GROWTH R6	1,554,365	**	$100,614,064
*	EATON VANCE FLOATING-RATE & HIGH INCOME FUND R6	2,764,400	**	24,077,925
*	JPM EQUITY INCOME R6 FUND	4,899,181	**	116,845,473
*	VANGUARD VMMR-FED MONEY MARKET	115,945,939	**	115,945,939
*	FIDELITY INSTITUTIONAL CASH PORTFOLIO (NEXTERA ENERGY, INC. PARTICIPANT-DIRECTED)	1,328,752	**	1,328,752
*	FIDELITY INSTITUTIONAL CASH PORTFOLIO (NEXTERA ENERGY, INC. NONPARTICIPANT-DIRECTED)	11,502,602	$11,502,602	11,502,602
*	FIDELITY INSTITUTIONAL CASH PORTFOLIO (MANAGED INCOME FUND)	5,099,712	**	5,099,712

	Total Registered Investment Companies		$11,502,602	$375,414,467

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2021

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	U.S. Treasury Notes:
	UST NOTE 2% 08/15/2025	29,889,600	**	$31,051,781
	UST NOTES 0.125% 08/15/2023	5,712,200	**	5,668,262
	UST NOTES 0.25% 05/15/2024	23,712,100	**	23,396,534
	UST NOTES 0.375% 04/30/2025	15,274,100	**	14,945,016
	UST NOTES 0.375% 10/31/2023	2,500,000	**	2,486,851
	UST NOTES 0.625% 07/31/2026	7,302,400	**	7,116,111
	UST NOTES 0.75% 03/31/2026	36,560,300	**	35,936,282
	UST NOTES 0.75% 08/31/2026	4,500,000	**	4,410,558
	UST NOTES 1.125% 10/31/2026	1,000,000	**	995,276
	UST NOTES 1.375% 08/31/2023	27,802,500	**	28,261,461
	UST NOTES 1.375% 11/15/2031	854,400	**	845,112
	UST NOTES 1.625% 09/30/2026	1,354,000	**	1,382,629
	UST NOTES 2.375% 08/15/2024	25,799,600	**	27,019,691

	Total U.S. Treasury Notes		—	$183,515,564

	Government Agency Notes:
	CA ST 2.40% 10/1/2025	440,000	**	$462,519
	NYC TFA (PIT) 2.05% 8/1/2023	165,000	**	169,407
	NYC TFA (PIT) 2.85% 2/1/2024	155,000	**	162,533
	NYS UDC 2.67% 3/15/2023	775,000	**	799,806
	NYS UDC 2.7% 3/15/2023	630,000	**	650,446

	Total Government Agency Notes		—	$2,244,711

	Mortgage Backed Securities:
	BENCHMARK MORTGAGE TRUST 2018-B7 A2 4.377% 05/15/2053	328,000	**	$342,942
	BENCHMARK MTG TR 2018-B2 A2 3.6623% 02/15/2051	577,000	**	590,007
	BENCHMARK MTG TR 2018-B8 A2 4.149% 01/15/2052	303,433	**	316,293
	BX 2021-BXMF 1ML+64 10/15/2026 144A	299,000	**	296,547
	BX COMMERCIAL MORTGAGE TRUST 2021-PAC 1ML+71.21 10/15/2036 144A	325,000	**	323,924
	BX TR 2021-ACNT 1ML+85 11/15/2026 144A	317,000	**	316,696
	CGCMT 13-GC11 A4 3.093% 04/46	82,000	**	83,855
	CGCMT 2012-GC8 A4 3.024% 9/45	391,472	**	394,667
	CGCMT 2017-P7 A2 3.212% 04/50	148,324	**	149,009
	CITIGROUP COML MTG TR 13-GC17 4.131% 11/10/2046	249,000	**	261,556
	CITIGROUP COML MTG TR 2014-GC21 3.477% 05/10/2047	90,290	**	93,102
	CITIGROUP COML MTG TR 2014-GC23 A3 3.356% 07/10/2047	282,631	**	292,250
	CITIGROUP COML MTG TR 2016-GC36 AAB 3.368% 02/10/2049	241,013	**	250,651
	COMM 2012-CR3 ASB 2.372% 11/45	47,861	**	48,087
	COMM 2012-LC4 A4 3.288% 12/44	77,360	**	77,532
	COMM 2013-CCRE7 MTG TR 3.213% 03/10/2046	308,463	**	314,680
	COMM 2015-CCRE23 MORTGAGE TRUST 3.257% 05/10/2048	162,567	**	167,919
	COMM 2015-CCRE26 MTG TR 3.373% 10/10/2048	122,014	**	126,612
	COMM 2015-CR22 A2 2.856% 03/48	50,579	**	50,715
	COMM 2015-CR22 ASB MTG TR 3.144% 03/10/2048	135,403	**	139,507
	CSAIL 2015-C2 COML MTG TR 3.2241% 06/15/2057	168,162	**	173,310
	CSAIL 2017-CX9 A2 3.0538% 09/15/2050	460,000	**	465,610
	CSAIL 2019-C15 COML MTG TR 3.4505% 03/15/2052	341,648	**	352,390
	ELP COMMERCIAL MORTGAGE TRUST 2021-ELP 1ML+70.1 11/15/2036 144A	444,000	**	441,544
	FANNIE MAE 2017-74 PA 3.5% 11/25/2045	349,480	**	362,555
	FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTFS GTD 2.682% 10/25/2022	136,408	**	138,507
	FEDERAL HOME LN MTG MLT CTF GT 2% 08/15/2032	17,038	**	17,110
	FEDERAL HOME LN MTG MLT CTF GT 2% 10/15/2032	20,719	**	20,819
	FEDERAL HOME LN MTG MLT CTF GT 2013-K033 A2 3.06%07/25/2023	948,000	**	978,724
	FEDERAL HOME LN MTG MLT CTF GT 2013-K035 A2 3.458% 08/25/2023	925,000	**	961,676
	FEDERAL HOME LN MTG MLT CTF GT 2019-4872 AB 4% 08/15/2047	299,886	**	312,690
	FEDERAL HOME LN MTG MLT CTF GT 3% 07/25/2039	349,975	**	364,544
	FEDERAL HOME LN MTG MLT CTF GT 3.0% 05/15/2045	186,601	**	195,233
	FEDERAL HOME LN MTG MLT CTF GT 3.3% 04/25/2023	522,000	**	538,812
	FEDERAL HOME LN MTG MLT CTF GT 4% 07/15/2047	312,925	**	325,807
	FEDERAL HOME LN MTG MLT CTF GT 4135 AB 1.75% 06/15/2042	26,321	**	26,571
	FEDERAL HOME LN MTG MLT CTF GT 4847 CA 3.5% 11/15/2045	257,028	**	263,488
	FEDERAL HOME LN MTG MLT CTF GT 5.0% 02/15/2040	81,959	**	89,943
	FEDERAL HOME LN MTG MLT CTF GT K720 A2 2.716% 06/25/2022	499,091	**	502,619
	FEDERAL HOME LN MTG MLT CTF GT K722 A2 2.406% 03/25/2023	577,000	**	586,506
	FEDERAL HOME LN MTG MLT CTF GT K727 A2 2.946% 07/25/2024	660,000	**	687,525
	FEDERAL HOME LN MTGE CORP 4765 QA 3% 02/15/2046	423,898	**	433,806
	FEDERAL NAT MTG ASN GTD REM 2011-26 PA 4.5% 04/25/2041	107,131	**	115,407
	FEDERAL NAT MTG ASN GTD REM 2017-97 P 3% 01/25/2047	365,991	**	382,606
	FEDERAL NAT MTG ASN GTD REM PA 1.85% 05/25/2033	248,783	**	251,558
	FEDERAL NAT MTG ASN GTD REM PA 2% 06/25/2035	691,477	**	700,587
	FEDERAL NAT MTG ASN GTD REM PA 2.5% 05/25/2045	463,191	**	476,926
	FEDERAL NAT MTG ASN GTD REM PA 2.5% 10/25/2039	255,173	**	262,463
	FEDERAL NAT MTG ASN GTD REM PA 2012-149 DA 1.75% 01/25/2043	32,384	**	32,575
	FEDERAL NAT MTG ASN GTD REM PA 2015-28 JE 3.0% 05/25/2045	384,846	**	402,263
	FEDERAL NAT MTG ASN GTD REM PA 2017-11 HA 3.5% 12/25/2045	375,264	**	392,311
	FEDERAL NAT MTG ASN GTD REM PA 2018-3 LP 3% 02/25/2047	611,154	**	626,385

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2021

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	FEDERAL NAT MTG ASN GTD REM PA 2019-14 DA 4% 03/25/2048	171,461	**	179,931
	FEDERAL NAT MTG ASN GTD REM PA 2019-38 AB 3% 07/25/2039	463,646	**	483,008
	FEDERAL NAT MTG ASN GTD REM PA 3% 03/25/2048	881,072	**	909,332
	FEDERAL NAT MTG ASN GTD REM PA 3.0% 04/25/2044	127,523	**	131,796
	FEDERAL NAT MTG ASN GTD REM PA 3.0% 06/25/2043	227,361	**	236,897
	FEDERAL NAT MTG ASN GTD REM PA 3.5% 02/25/2046	325,591	**	336,584
	FEDERAL NAT MTG ASN GTD REM PA 4% 11/25/2048	213,090	**	223,072
	FEDERAL NATL MTG AS GTD RE PTT 2016-105 PA 3.5% 04/25/2045	217,323	**	225,116
	FEDERAL NATL MTG AS GTD RE PTT 2018-11 LA 3.5% 07/25/2045	285,956	**	296,417
	FHLG 7.50% 7/34 #G02115	37,368	**	42,761
	FHLG 15YR 4.00% 4/26 #E02867	18,315	**	19,312
	FHLG 15YR 2% 01/01/2032#ZS7735	1,165,270	**	1,199,525
	FHLG 15YR 2.5% 10/01/2031#G16387	252,843	**	262,247
	FHLG 15YR 2.5% 11/01/2028#J32374	836,238	**	867,340
	FHLG 15YR 2.5% 12/01/2031#SB0093	482,542	**	501,380
	FHLG 15YR 3% 02/01/2034#SB0179	498,188	**	522,783
	FHLG 15YR 3% 03/01/2033#SB0181	869,477	**	913,487
	FHLG 15YR 3% 05/01/2033#G16550	354,772	**	372,857
	FHLG 15YR 3.5% 04/01/2034#SB0378	424,629	**	452,464
	FHLG 20YR 3% 11/01/2033#G30872	287,617	**	303,549
	FHLG 20YR 3.5% 05/01/2038#G31067	126,611	**	135,181
	FHLG 20YR 3.5% 06/01/2032#C91456	240,639	**	256,927
	FHLG 25YR 5.50% 7/35 #G05815	17,199	**	19,452
	FHLG 5.50% 3/34 #G01665	25,454	**	28,842
	FHLG 5.50% 5/34 #Z40042	186,557	**	210,584
	FHMS 2017-K727 A1 2.632% 10/25/2023	37,618	**	38,088
	FHMS K027 A2 2.637% 01/23	555,000	**	565,240
	FHMS K724 A1 2.776% 03/23	13,346	**	13,495
	FHR 4683 EA 2.5% 05/47	424,705	**	435,703
	FNMA 6.50% 7/32 #545762	4,078	**	4,718
	FNMA 6.50% 7/35 #745092	4,654	**	5,426
	FNMA 6.50% 12/32 #735415	4,309	**	4,986
	FNMA 15YR 2.5% 10/01/2031#AS8010	218,818	**	227,703
	FNMA 15YR 3% 02/01/2033#BM5108	1,112,276	**	1,169,271
	FNMA 15YR 3% 06/01/2033#	315,747	**	331,730
	FNMA 15YR 3% 09/01/2032#BM5110	543,561	**	571,414
	FNMA 15YR 3% 12/01/2032#BM5109	1,104,053	**	1,160,972
	FNMA 15YR 3.5% 02/01/2035#FM0065	494,590	**	526,701
	FNMA 15YR 3.5% 09/01/2029#AL5878	137,277	**	145,203
	FNMA 15YR 3.5% 09/01/2034#FM1577	379,185	**	403,685
	FNMA 15YR 3.5% 09/01/2034#FM1578	166,450	**	177,049
	FNMA 15YR 3.5% 10/01/2029#AL5851	55,871	**	59,097
	FNMA 15YR 3.5% 10/01/2034#FM1579	105,919	**	112,233
	FNMA 15YR 4% 02/01/2034#FM3001	610,637	**	655,508
	FNMA 15YR 4% 03/01/2034#FM2867	1,310,818	**	1,416,972
	FNMA 15YR 4.5% 11/01/2025#AL8242	41,430	**	42,973
	FNMA 20YR 2.5% 01/01/2033#AL2974	90,025	**	93,373
	FNMA 20YR 2.5% 01/01/2033#AL2975	105,868	**	109,542
	FNMA 20YR 2.5% 01/01/2033#AL2976	54,941	**	56,761
	FNMA 20YR 2.5% 01/01/2033#AL2982	72,360	**	75,233
	FNMA 20YR 3% 07/01/2036#MA2672	963,267	**	1,013,213
	FNMA 20YR 3% 12/01/2040#FM4710	580,519	**	612,434
	FNMA 20YR 3% 12/01/2040#FM4711	689,391	**	725,137
	FNMA 20YR 3.00% 11/32 #MA1237	862,111	**	908,429
	FNMA 20YR 4% 04/01/2038#MA3337	373,831	**	401,817
	FNMA 20YR 4.5% 03/01/2039#FM1774	55,497	**	60,469
	FNMA 20YR 4.5% 06/01/2039#FM1045	29,260	**	31,881
	FNMA 20YR 4.5% 08/01/2039#FM1353	73,663	**	80,469
	FNMA 30YR 3% 03/01/2050#FM2870	1,222,592	**	1,288,278
	FNMA 30YR 4.5% 09/01/2049#FM1534	454,740	**	496,720
	FNMA 5.50% 11/34 #310105	134,470	**	151,679
	FNMA 6.50% 12/35 #AD0723	24,435	**	28,295
	FNMA 6.50% 7/32 #545759	7,195	**	8,330
	FNMA 6.50% 8/36 #888034	6,097	**	7,033
	FNMA 6.50% 8/36 #888544	20,015	**	23,241
	FNMA 6.50% 8/36 #AE0746	17,419	**	20,184
	FNMA GTD MTG PASS THRU CTF 3.5% 10/25/2044	333,765	**	347,834
	FNR 2013-16 GP 3% 1/1/33	102,378	**	105,795
	FNR 2015-42 LE 3.0% 06/25/45	272,893	**	283,978
	FNR 2015-49 LE 3% 07/45	210,473	**	219,948
	FNR 2015-54 GA 2.5% 07/25/2045	195,530	**	201,147
	FNR 2016-100 P 3.5% 11/44	316,588	**	329,338
	FNR 2016-19 AH 3% 04/46	219,076	**	229,253
	FNR 2016-26 CG 3% 05/46	574,714	**	600,760
	FNR 2016-27 HK 3% 01/25/2041	312,069	**	326,734
	FNR 2016-27 KG 3% 01/40	144,435	**	151,089

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2021

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	FNR 2016-34 GH 3% 06/46	547,533	**	572,502
	FNR 2016-37 BK 3% 06/25/46	612,918	**	640,485
	FNR 2017-20 AP 3.5% 03/25/2045	452,447	**	471,932
	FNR 2018-16 NB 3.25% 12/25/2044	116,394	**	118,349
	FREDDIE MAC 4656 PA 3.5% 10/15/2045	265,573	**	275,287
	FREDDIE MAC REMICS 2018-4766 MA 3.5% 02/15/2046	453,133	**	469,340
	FREDDIE MAC REMICS 3% 10/25/2048	399,338	**	413,575
	GNII II 3.5% 01/01/2052 #TBA	800,000	**	833,146
	GNII II 4% 04/20/2047#MA4383	255,547	**	273,920
	GS MTG SECS TR 2013-GC10 A5 2.943% 02/10/2046	622,000	**	633,902
	GS MTG SECS TR 2014-GC18 AAB 3.648% 01/10/2047	36,433	**	37,429
	GS MTG SECS TR 2014-GC20 AAB 3.655% 04/10/2047	45,762	**	47,256
	GS MTG SECS TR 2014-GC26 AAB 3.365% 11/10/2047	202,636	**	209,209
	GS MTG SECS TR 2015-GC28 AAB 3.206% 02/10/2048	168,039	**	173,335
	GS MTG SECS TR 2015-GC32 AAB 3.513% 07/10/2048	150,401	**	156,324
	GSMS 2012-GCJ7 A4 3.377% 05/45	123,855	**	124,176
	GSMS 2012-GCJ9 A3 2.773% 11/45	819,429	**	831,732
*	JP MORGAN CHASE COML MTG SE 2012-C8 A3 2.8291% 10/15/2045	251,190	**	253,788
*	JP MORGAN CHASE COML MTG SECS TR 2013-C10 A5 3.1425% 12/15/2047	532,450	**	543,298
*	JPMBB COML MTG SECS TR 2014-C22 3.8012% 09/15/2047	444,000	**	469,332
*	JPMCC COML MTG SECS TR 2016-JP4 A2 2.984% 12/15/2049	49,910	**	50,014
	MORGAN STANLEY BK AMER MERRILL LYNCH TR 2014-C16 ASB 3.477% 06/15/2047	158,933	**	163,514
	MORGAN STANLEY BK AMER MERRILL LYNCH TR 2015-C21 ASB 3.15% 03/15/2048	48,903	**	50,469
	MORGAN STANLEY CAP I TR 2019-MEAD 3.17% 11/10/2036 144A	374,000	**	383,989
	MSBAM 2013-C13 ASB 3.557% 11/15/2046	140,025	**	143,301
	MSBAM 2013-C8 A4 3.134% 12/48	516,000	**	525,186
	MSBAM 2014-C17 ASB 3.477% 8/47	248,748	**	256,523
	MSBAM 2015-C22 ASB 3.04% 04/15/48	104,270	**	107,031
	MSBAM 2016-C28 3.272% 01/15/49	141,924	**	146,383
	OPG TR 2021-PORT 1ML+49.8 10/15/2036 144A	730,000	**	723,413
	SREIT TR 2021-MFP 1ML+73.08 11/15/2038 144A	297,000	**	295,727
	WELLS FARGO COML MTG TR 15-C27 ASB 3.278% 02/15/2048	223,338	**	230,863
	WFCM 2012-LC5 A3 2.918% 10/45	676,665	**	683,428
	WFCM 2016-C34 A2 2.603% 06/49	232,135	**	232,587
	WFRBS 2012-C9 A3 2.87% 11/45	360,112	**	363,952
	WFRBS COML MTG TR 2013-C12 A4 3.198% 03/15/2048	105,498	**	107,411
	WFRBS COML MTG TR 2013-C16 3.963% 09/15/2046	54,305	**	55,768
	WFRBS COML MTG TR 2013-C16 A5 4.415% 09/15/2046	312,000	**	327,138
	WFRBS COML MTG TR 2014-C20 ASB 3.638% 05/15/2047	77,348	**	79,810
	WFRBS COML MTG TR 2014-C22 ASB 3.464% 09/15/2057	311,845	**	322,043
	WFRBS COML MTG TR 2014-C23 ASB 3.636% 10/15/2057	113,356	**	117,424
	WF-RBS COMMERCIAL MORTGAGE TRUST 2013-C12 2.838% 03/15/2048	14,075	**	14,258

	Total Mortgage Backed Securities		—	$55,635,375

	Asset Backed Securities:
	AMERICAN EXPRESS CR ACC MST TR 0.9% 11/15/2026	862,000	**	$855,516
	BA CR CARD TR 0.34% 05/15/2026	983,000	**	970,188
	BA CR CARD TR 0.44% 09/15/2026	760,000	**	749,114
	BANK OF THE WEST AUTO TRUST 2019-1 2.43% 04/15/2024 144A	123,715	**	124,600
	CAPITAL ONE MULTI-ASST EXEC TR 1.04% 11/16/2026	874,000	**	871,092
	CARMAX AUTO OWNER TR 2018-4 3.36% 09/15/2023	80,233	**	80,919
	CARMAX AUTO OWNER TR 2020-4 0.5% 08/15/2025	499,000	**	496,422
	CNH EQUIP TR 2018-A 3.12% 07/17/2023	22,522	**	22,575
	DELL EQUIPMENT FINANCE TRUST 2020-2 0.57% 10/23/2023 144A	381,000	**	380,707
	DELL EQUIPMENT FINANCE TRUST 2021-1 0.43% 05/22/2026 144A	303,000	**	301,233
	DISCOVER CARD EXECUTION NT TR 0.58% 09/15/2026	730,000	**	718,839
	FORD CR AUTO OWNER TR 2019-1 A 3.52% 07/15/2030 144A	550,000	**	577,486
	FORD CR FLOORPLN MAST OWN TR A 0.7% 09/15/2025	652,000	**	649,490
	GM FINL CONSUMER AUTOMOBILE RECEIVABLES TR 2019-12.97% 11/16/2023	83,500	**	83,965
	GMF FLOORPLAN OWNER REVOLVING TR 0.68% 08/15/2025144A	294,000	**	292,750
	GMF FLOORPLAN OWNER REVOLVING TR 0.69% 10/15/2025144A	653,000	**	648,594
	HYUNDAI AUTO RECEIVABLES TR 2020-C 0.38% 05/15/2025	636,000	**	633,378
	JOHN DEERE OWNER TR 2019-B 2.21% 12/15/2023	188,655	**	190,083
	MERCEDES-BENZ AUTO LEASE TRUST 2019-B A3 2.03% 10/17/2022	73,684	**	73,879
	SANTANDER RETAIL AUTO LEASE TR 2020-B 0.57% 04/22/2024 144A	722,000	**	719,480
	SANTANDER RETAIL AUTO LEASE TR 2021-A 0.51% 07/22/2024 144A	411,000	**	408,233
	SECURITIZED TERM AUTO RECEIVABLES TR 2019-1 2.986% 02/27/2023 144A	31,917	**	32,010
	VERIZON MASTER TRUST 2021-1 A 0.5% 05/20/2027	561,000	**	553,846
	VERIZON MASTER TRUST 2021-1 A 0.99% 04/20/2028	860,000	**	856,102
	VERIZON OWNER TR 2020-A 1.85% 07/22/2024	630,000	**	635,077

	Total Asset Backed Securities		—	$11,925,578

	Corporate Bonds:
	7 ELEVEN INC 0.95% 02/10/2026 144A	229,000	**	$222,599
	7 ELEVEN INC 1.3% 02/10/2028 144A	286,000	**	273,842

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2021

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	APPLE INC 0.75% 05/11/2023	600,000	**	602,260
	BANK NEW YORK MELLON CORP 1.6% 04/24/2025	293,000	**	296,563
	BANK OF MONTREAL QUE 1.85% 05/01/2025	800,000	**	814,280
	BANK OF NOVA SCOTIA 2.7% 03/07/2022	640,000	**	648,161
	BERKSHIRE HATHAWAY INC DEL 2.75% 03/15/2023	320,000	**	329,323
	CHEVRON CORP NEW 1.141% 05/11/2023	541,000	**	544,899
	EQUINOR ASA 1.75% 01/22/2026	120,000	**	121,654
	GUARDIAN LIFE GLOBAL FUNDING 1.1% 06/23/2025 144A	600,000	**	594,412
	GUARDIAN LIFE GLOBAL FUNDING 1.4% 07/06/2027 144A	800,000	**	784,988
	GUARDIAN LIFE GLOBAL FUNDING 3.4% 04/25/2023 144A	700,000	**	728,083
	JOHNSON & JOHNSON 2.25% 03/03/2022	2,385,000	**	2,406,640
*	JPMORGAN CHASE & CO 0.697%/VAR 03/16/2024	780,000	**	779,702
*	JPMORGAN CHASE & CO 0.824/VAR 06/01/2025	587,000	**	580,559
*	JPMORGAN CHASE & CO 1.045%/VAR 11/19/2026	660,000	**	643,796
*	JPMORGAN CHASE & CO 2.083/VAR 04/22/2026	800,000	**	815,225
*	JPMORGAN CHASE & CO SOFR 1.47%/VAR 09/22/2027	730,000	**	718,560
	METROPOLITAN LIFE GLBL FDG I 0.9% 06/08/2023 144A	473,000	**	474,565
	NEW YORK LIFE GLOBAL FDG 0.85% 01/15/2026 144A	1,300,000	**	1,273,994
	NEW YORK LIFE GLOBAL FDG 2.3% 06/10/2022 144A	1,000,000	**	1,009,808
	NORTHWESTERN MUTUAL GLOBAL FUNDING 0.8% 01/14/2026 144A	1,200,000	**	1,169,842
	NOVARTIS CAP CORP 2.4% 05/17/2022	1,000,000	**	1,008,809
	PACIFIC LIFE GF II 1.2% 06/24/2025 144A	439,000	**	433,635
	PRICOA GLOBAL FDG I 2.4% 09/23/2024 144A	651,000	**	676,298
	RGA GLOBAL FUNDING 2% 11/30/2026 144A	271,000	**	272,387
	ROYAL BANK OF CANADA 1.15% 06/10/2025	610,000	**	605,137
	USAA CAPITAL CORP 1.5% 05/01/2023 144A	150,000	**	151,854

	Total Corporate Bonds		—	$18,981,875

	Synthetic guaranteed investment contract and wrapper contracts:
	ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE GUARANTEED INVESTMENT CONTRACT		**	$(1,709,428)

	Total synthetic guaranteed investment contract and wrapper contracts		—	$(1,709,428)

*	Participant loans	3.25% - 7.25% Maturing 2022 - 2035	**	$70,465,497

	Total investments at year end		$357,096,997	$6,940,703,631

*	Party-in-interest
**	Historical cost is disclosed only for nonparticipant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2022		NextEra Energy, Inc. Employee Retirement Savings Plan
(Name of Plan)

	By:	/s/ Deborah H. Caplan
Deborah H. Caplan Chairperson of the Employee Benefit Plans Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23(a)	Consent of Crowe LLP